Gmail Joseph Strommen [redacted]

A free forum where you can introduce 2040 Energy!

3 messages

Aron Roberts [redacted] Wed, May 8, 2024 at 12:53 AM
To: Joseph Strommen <[redacted]

Hi Joe,

A short time ago tonight, I read a post by Gershon Bialer in Intention's Climate Energy Community, linking to 2040 Energy's testing the waters campaign on Wefunder. As a result, you now have another small investor in that campaign! :)

It's terrific you're tackling a heretofore overlooked market for heat pumps, in homes using radiators rather than forced air heating. And kudos for the readily-evident planning and crystal clear communications in your use of funds summary, at three different raise levels starting with the $50K minimum (already surpassed in reservations to date).

Any time you like, you can drop by that free, Slack-based community where Gershon's post appeared, and introduce yourself and the company. Here's how:

- Join the CIC via the signup form at https://www.investwithintention.io/cic
- Using the Slack app or Slack on the web, visit the CIC's Slack workspace. (Details will be provided on signup.)
- Post in the #introductions channel. (There's an example of an introduction in the pinned post in that channel, or you can just 'riff' on others' introductions.)
- (Optionally) post about your crowdfunding round in the #investment-opportunities channel.

Best wishes in everything!

Aron Roberts
https://about.me/aronroberts

Joseph Strommen <[redacted] Wed, May 8, 2024 at 10:54 AM
To: Aron Roberts <[redacted]

Thanks Aron! I appreciate the kind words and the Wefunder reservation.

I am actually already on that Slack! But I had forgotten about it. Thanks for the reminder. The campaign is just on the cusp of going "live" and able to actually start accepting investments...once that is done I will post in #introductions.

Thanks again,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Aron Roberts <[redacted] Wed, May 8, 2024 at 11:10 AM
To: Joseph Strommen <[redacted]

Hi Joe,

> I am actually already on that Slack! ... The campaign is just on the cusp of going "live" and able to actually start accepting investments...once that is done I will post in #introductions.

Very cool – looking forward to it!!

Aron
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